UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 25
NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 1-14614
Petroleum Geo-Services ASA
New York Stock Exchange, Inc.
(Exact name of registrant as specified in its charter, and name of Exchange where security is listed and/or registered)
Strandveien 4
N-1366 Lysaker, Norway
+47 67 52 66 00
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
American Depositary Shares, each representing
one ordinary share of nominal value NOK 3 per share
Ordinary shares of nominal value NOK 3 per share*
(Description of class of securities)
Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.
Pursuant to the requirements of the Securities Exchange Act of 1934, Petroleum Geo-Services ASA certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

July 10, 2007	By:	/s/ Gottfred Langseth	Chief Financial Officer

Date		Name	Title
*	The ordinary shares were registered for technical purposes only, not involving trading privileges, in accordance with the requirements of the Securities and Exchange Commission.